Exhibit 42

MARCONI BOARD CHANGES

London — 14 March 2003 — Marconi today announced the agreement of two new non-executive directors to join the Board of Marconi Corporation plc.

Kathleen Flaherty, a US-based global telecommunications executive with over twenty years experience in the communications industry, has agreed to join as a non-executive director of Marconi Corporation plc. Ian Clubb, with over 25 years experience in a range of senior financial and management roles, has also agreed to join the Board of Marconi Corporation plc as a non-executive director. Both these appointments will take effect at the time of Marconi Corporation’s forthcoming listing on the London Stock Exchange following the implementation of the Group’s financial restructuring.

Kathleen Flaherty spent seventeen years with MCI, latterly as senior vice president, global product architecture and engineering. Previously (1995-97) she spent two years on secondment from MCI to BT, during which time she was BT’s marketing director for National Business Communications. Between 1998 and 2001 Kathleen was in Brussels and New York as president and chief operating officer of Winstar International, a fixed wireless communications company.

Ian Clubb is chairman of First Choice plc, Shanks Group plc and Platinum Investment Trust plc. He is also a non-executive director of oil industry services company, Expro International plc. He was group finance director at BOC Group plc (1991-1994) and deputy chief executive and group finance director at British Satellite Broadcasting Ltd (1989-1991).

These appointments represent significant additions to the restructuring of the Marconi Board. The Company expects to make further appointments in due course. Furthermore, when the forthcoming scheme of arrangement becomes effective, the financial restructuring will have reached its final stages. Accordingly, Allen Thomas, a non-executive director who joined the Board in May 2002 specifically to assist the Company with its restructuring, will step down from the Boards of Marconi plc and Marconi Corporation with immediate effect.

John Devaney, chairman of Marconi plc, said: “I am delighted to welcome Kathleen Flaherty and Ian Clubb to the Board. Kathleen’s international telecommunications experience and Ian’s broad base of experience in senior management, will be great assets to the Company as we emerge and rebuild from our financial restructuring.

“Allen’s restructuring experience enabled him to make a considerable contribution to helping the company through its financial restructuring. As we reach the final stages of that process, Allen has decided that it is appropriate for him to step down from the Board at this time.

“We wish Allen well and thank him for his contribution in his time on the Board of Marconi.”

The Board of Marconi Corporation plc after the forthcoming restructuring will now comprise:

Chairman	John Devaney

Executive Directors:	Mike Parton, Chief Executive Officer
Mike Donovan, Chief Operating Officer
Chris Holden, Chief Financial Officer (Interim)

Non-Executive Directors:	Kent Atkinson, Chairman of Audit Committee
Ian Clubb, Chairman of Remuneration Committee
Kathleen Flaherty
Werner Koepf

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company’s core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company’s aim is to help fixed and mobile telecommunications operators worldwide reduce costs and increase revenues.

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at http://www.marconi.com.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

Joe Kelly/David Beck
Public Relations
Marconi plc
+44 (0) 207 306 1771
+44 (0) 207 306 1490
joe.kelly@marconi.com

Heather Green
Investor Relations
Marconi plc
+44 (0) 207 306 1735
heather.green@marconi.com